# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WM Technology, Inc., CIK 0001779474
CUSIP: 92971A109
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 8901 E. Pima Center Parkway, Suite 145, Scottsdale, Arizona (AZ), 85258
Date of event which requires filing of this statement: 06/23/2025
Filed by CIK 0001857953
Persons authorized to receive notices and communications: Ira J. Schacter, 200 Liberty Street, New York, New York (NY), 10281, 212-504-6000

## Reporting persons
- Justin Hartfield (CIK 0001857953): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 19,339,746; shared voting power 10,040,150; sole dispositive power 19,339,746; shared dispositive power 10,040,150; aggregate amount beneficially owned 29,379,896 (19% of the class)
  Comment: (1) Row 7 and Row 9 include 61,679 shares of Class A common stock and 19,278,067 shares of Class V common stock.
  
  (2) Row 8 and Row 10 include 8,469,191 shares of Class V common stock held directly by Ghost Media, LLC ("Ghost Media") and 1,570,959 shares of Class V common stock held directly by WM Founders Legacy II, LLC ("WMFL II"). Ghost Media is controlled by Mr. Justin Hartfield and Mr. Douglas Francis, and WMFL II is controlled by Mr. Hartfield. Accordingly, Mr. Hartfield may be deemed to be a beneficial owner of the shares held by Ghost Media and WMFL II.
  
  (3) Row 11 includes shares of Class A common stock and Class V common stock.
  
  (4) The percentage in Row 13 is calculated based on a total of 154,373,308 shares of the Issuer's Class A common stock and Class V common stock outstanding as of May 1, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 (the "10-Q").
- Douglas Francis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 12,626,906; shared voting power 19,229,789; sole dispositive power 12,626,906; shared dispositive power 19,229,789; aggregate amount beneficially owned 31,856,695 (20.1% of the class)
  Comment: (1) Row 7 and Row 9 include 8,886,513 shares of Class A common stock and 3,740,393 shares of Class V common stock.
  
  (2) Row 8 and Row 10 include 8,691,425 shares of Class V common stock held directly by the Rebecca Francis Legacy Trust dated 5/14/24 (the "Trust"), 8,469,191 shares of Class V common stock held directly by Ghost Media, 1,468,555 shares of Class V common stock held directly by WM Founders Legacy I, LLC ("WMFL I") and 600,618 shares of Class V common stock held directly by Genco Incentives LLC ("Genco"). Mr. Francis is the Investment Trustee of the Trust, Ghost Media is controlled by Mr. Hartfield and Mr. Francis, and WMFL I and Genco are controlled by Mr. Francis. Accordingly, Mr. Francis may be deemed to be a beneficial owner of the shares held by the Trust, Ghost Media, WMFL I and Genco.
  
  (3) Row 7, Row 9 and Row 11 include 4,342,391 shares of Class A common stock underlying restricted stock units which were granted to Mr. Francis on November 7, 2024 and which began vesting in roughly equal quarterly installments over 3 years beginning on February 15, 2025, subject to his continuous employment by the Issuer.
  
  (4) The percentage in Row 13 is calculated based on a total of 154,373,308 shares of the Issuer's Class A common stock and Class V common stock outstanding as of May 1, 2025, as reported in the 10-Q, plus 361,865 shares of Class A common stock underlying the portion of the restricted stock units discussed above which vested on May 15, 2025, plus 3,618,661 shares of Class A common stock underlying the remaining portion of restricted stock units discussed above which have not yet vested.
- Rebecca Francis Legacy Trust dated 5/14/24: type of reporting person: individual (IN); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,691,425; sole dispositive power 0; shared dispositive power 8,691,425; aggregate amount beneficially owned 8,691,425 (5.6% of the class)
  Comment: (1) Row 8 and Row 10 include shares of Class V common stock which are held directly by the Trust. Mr. Francis is the Investment Trustee of the Trust. Accordingly, Mr. Francis may be deemed to be a beneficial owner of the shares held by the Trust.
  
  (2) Row 11 includes shares of Class V common stock.
  
  (3) The percentage in Row 13 is calculated based on a total of 154,373,308 shares of the Issuer's Class A common stock and Class V common stock outstanding as of May 1, 2025, as reported in the 10-Q.
- Ghost Media Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 0; shared voting power 8,469,191; sole dispositive power 0; shared dispositive power 8,469,191; aggregate amount beneficially owned 8,469,191 (5.5% of the class)
  Comment: (1) Row 8 and Row 10 include shares of Class V common stock which are held directly by Ghost Media. Ghost Media is controlled by Mr. Hartfield and Mr. Francis. Accordingly, Mr. Hartfield and Mr. Francis may be deemed to be beneficial owners of the shares held by Ghost Media.
  
  (2) Row 11 includes shares of Class V common stock.
  
  (3) The percentage in Row 13 is calculated based on a total of 154,373,308 shares of the Issuer's Class A common stock and Class V common stock outstanding as of May 1, 2025, as reported in the 10-Q.
- WM Founders Legacy I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 0; shared voting power 1,468,555; sole dispositive power 0; shared dispositive power 1,468,555; aggregate amount beneficially owned 1,468,555 (1% of the class)
  Comment: (1) Row 8 and Row 10 include shares of Class V common stock held directly by WMFL I. WMFL I is controlled by Mr. Francis. Accordingly, Mr. Francis may be deemed to be beneficial owner of the shares held by WMFL I.
  
  (2) Row 11 includes shares of Class V common stock.
  
  (3) The percentage in Row 13 is calculated based on a total of 154,373,308 shares of the Issuer's Class A common stock and Class V common stock outstanding as of May 1, 2025, as reported in the 10-Q.
- WM Founders Legacy II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 0; shared voting power 1,570,959; sole dispositive power 0; shared dispositive power 1,570,959; aggregate amount beneficially owned 1,570,959 (1% of the class)
  Comment: (1) Row 8 and Row 10 include shares of Class V common stock held directly by WMFL II. WMFL II is controlled by Mr. Hartfield. Accordingly, Mr. Hartfield may be deemed to be beneficial owner of the shares held by WMFL II.
  
  (2) Row 11 includes shares of Class V common stock.
  
  (3) The percentage in Row 13 is calculated based on a total of 154,373,308 shares of the Issuer's Class A common stock and Class V common stock outstanding as of May 1, 2025, as reported in the 10-Q.
- Genco Incentives, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: subject company funds (SC), other (OO); sole voting power 0; shared voting power 600,618; sole dispositive power 0; shared dispositive power 600,618; aggregate amount beneficially owned 600,618 (0.4% of the class)
  Comment: (1) Row 8 and Row 10 include shares of Class V common stock which are held directly by Genco. Genco is controlled by Mr. Francis. Accordingly, Mr. Francis may be deemed to be beneficial owner of the shares held by Genco.
  
  (2) Row 11 includes shares of Class V common stock.
  
  (3) The percentage in Row 13 is calculated based on a total of 154,373,308 shares of the Issuer's Class A common stock and Class V common stock outstanding as of May 1, 2025, as reported in the 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock
Name of issuer: WM Technology, Inc.
Address of issuer's principal executive offices: 8901 E. Pima Center Parkway, Suite 145, Scottsdale, Arizona (AZ), 85258
Comment: This Amendment No. 3 (this "Amendment") amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on June 28, 2021 relating to the Class A common stock and Class V common stock of the Issuer, as amended by Amendment No. 1 thereto filed on May 31, 2024 and Amendment No. 2 filed on December 18, 2024 (collectively, the "Original Schedule 13D" and, as amended and supplemented by this Amendment, this "Schedule 13D"). Unless otherwise amended hereby, all information previously filed on the Original Schedule 13D remains in effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The persons and entities filing this statement are Justin Hartfield ("Mr. Hartfield"), Douglas Francis ("Mr. Francis"), Rebecca Francis Legacy Trust dated 5/14/24 (the "Trust"), Ghost Media, LLC ("Ghost Media"), WM Founders Legacy I, LLC ("WMFL I"), WM Founders Legacy II, LLC ("WMFL II) and Genco Incentives, LLC ("Genco") (collectively referred to as the "Reporting Persons").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

On June 23, 2025, Mr. Francis and Mr. Hartfield delivered a letter (the "Letter of Withdrawal") to the Special Committee of the Board, pursuant to which, effective immediately, the Reporting Persons withdrew their non-binding Proposal previously delivered to the Board on December 17, 2024. The foregoing description of the Letter of Withdrawal is qualified in its entirety by reference to the Letter of Withdrawal, a copy of which is attached hereto as Exhibit 99.8, and is incorporated into this Item 4 by reference.

The Reporting Persons may continue to, consider and evaluate one or more plans, proposals or potential transactions which may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, including, but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Class A common stock to become eligible for termination of registration under Section 12(g) of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (7) through (13) of, and the comments to, the cover pages of this Amendment is incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (7) through (13) of, and the comments to, the cover pages of this Amendment is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
Item 5(c) of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 31, 2024, Mr. Francis transferred 8,691,425 shares of Class V common stock to the Trust for estate planning purposes.

On February 18, 2025 and May 16, 2025, Mr. Francis sold 92,328 shares of Class A common stock and 155,897 shares of Class A common stock, respectively, in order to cover tax withholding obligations in connection with the vesting of restricted stock units, as well as any related brokerage commission fees. These sales satisfied the tax withholding obligations to be funded by a "sell to cover" transaction and do not represent a discretionary trade by the Reporting Person.

Other than the foregoing, there have been no other transactions by the Reporting Persons in the securities of the Issuer that were effected within the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following exhibits to Item 7 of the Original Schedule 13D:

Exhibit Description of Exhibits
Number
99.8 Letter of Withdrawal, dated as of June 23, 2025, from certain of the Reporting Persons to the Board of Directors of the Issuer

99.9 Joint Filing Statement, dated as of June 23, 2025

## Signatures
- Justin Hartfield: /s/ Justin Hartfield, Justin Hartfield (06/23/2025)
- Douglas Francis: /s/ Douglas Francis, Douglas Francis (06/23/2025)
- Rebecca Francis Legacy Trust dated 5/14/24: /s/ Douglas Francis, Rebecca Francis Legacy Trust dated 5/14/24/ Investment Trustee (06/23/2025)
- Ghost Media Group, LLC: /s/ Douglas Francis, Ghost Media, LLC/Manager (06/23/2025)
- WM Founders Legacy I, LLC: /s/ Douglas Francis, WM Founders Legacy I, LLC/Manager (06/23/2025)
- WM Founders Legacy II, LLC: /s/ Justin Hartfield, WM Founders Legacy II, LLC/Manager (06/23/2025)
- Genco Incentives, LLC: /s/ Douglas Francis, Genco Incentives, LLC/Manager (06/23/2025)